UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D/A
                    under Securities Exchange Act of 1934
                                    Amendment No. 3*

                  NevStar Gaming & Entertainment Corporation
                               (Name of Issuer)

                                 Common Stock, $.01 par value
                        (Title of Class of Securities)

                                   64156G102
                                (CUSIP Number)

                            Kenneth D. Polin, Esq.
            Zevnik Horton Guibord McGovern Palmer & Fognani, L.L.P.
                         101 West Broadway, 17th Floor
                          San Diego, California 92101
                                (619) 515-9600
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                August 8, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ]

Note: Schedule filed in prior format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 64156G102

1     NAMES OF REPORTING PERSONS
      Richard R. Kelley


I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
N/A

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]

     (b) [x]

3     SEC USE ONLY

4     SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(D) OR 2(E) [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

                  7     SOLE VOTING POWER
                        389,507
NUMBER OF
SHARES            8     SHARED VOTING POWER
BENEFICIALLY            -0-
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER
REPORTING               389,507
PERSON WITH
                 10    SHARED DISPOSITIVE POWER
                        -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
389,507

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES                            [x]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%

14    TYPE OF REPORTING PERSON
IN

ITEM 1.    SECURITY AND ISSUER.

This statement relates to the Common Stock, $.01 par value per share (the "Common Stock") of NevStar Gaming & Entertainment Corporation whose principal executive offices are located at 313 Pilot Road, Suite B, Las Vegas, Nevada 89119.

ITEM 2.    IDENTITY AND BACKGROUND.

(a), (b) and (c)  The Reporting Person is:

Dr. Richard R. Kelley ("Dr. Kelley"), c/o Outrigger Enterprises, 4800 South Lafayette Street, Englewood, Colorado 80110-7011. Present principal occupation: Chairman of the Board, Outrigger Enterprises, Inc.

By virtue of the fact that Dr. Richard Tam, deceased ("Dr. Tam") was a participant in the Kelley Debt (as described below), and pursuant to such indebtedness, Drs. Kelley and Tam received warrants to purchase Common
Stock and received Common Stock in the payment of interest, Dr. Tam might have been considered a member of a group pursuant to Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") with Dr.
Kelley.   Pursuant to Rule 13d-4 under the Exchange Act, Dr. Kelley expressly declares that the filing of this statement and the information herein shall not be construed as an admission by Dr. Kelley that for purposes of Section 13(d) or 13(g) of the Exchange Act, Dr. Kelley was a member of a group with Dr.Tam or his affiliates or was the beneficial owner of any securities which may have been owned by Dr. Tam or his affiliates or is a member of a group with the Estate of Richard Tam, deceased (the "Estate") or is the beneficial owner of any securities which may be owned by the Estate. Dr. Kelley has included information in this report concerning the holdings of Dr. Tam, his affiliates and the Estate based upon information provided by the Estate, which has not been independently verified by Dr. Kelley. The address of the Estate is c/o Ian Ross, Executor, 2140 West Charleston Boulevard, Las Vegas, Nevada 89102 and reference is made to Amendment No. 3 to Schedule 13D filed by the Estate with respect to the holdings of securities of the Issuer for further information.

(d) During the last five years, Dr. Kelley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Dr. Kelley was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Dr. Kelley is a citizen of the United States of America.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In May 1997, Dr. Kelley purchased 60,060 shares of Common Stock from PMJ Enterprises, Inc. ("PMJ") for $100,901 and at the same time Dr. Tam purchased 220,338 shares of Common Stock from PMJ for $370,168. The source of Dr. Kelley's funds was personal funds.

In connection with the Kelley Debt (discussed below), in August 1997, the Issuer issued a warrant exercisable until August 13, 2002 to purchase 200,000 shares of Common Stock to Dr. Kelley at a per share exercise price of $2.75 and issued an identical warrant to Dr. Tam (the "August 1997 Tam Warrant").

On March 26, 1999, the Company and Dr. Kelley entered into an Amendment to Warrant pursuant to which this warrant may not be exercised unless and until Dr. Kelley has provided written notice to the Company that he is terminating the Amendment to Warrant and sixty-five calendar days have elapsed from the date upon which Dr. Kelley sends such written notice to the Company. Because Dr. Kelley does not have a right to exercise the warrant and acquire the underlying shares within 60 days as a result of the Amendment to warrant described above, he is not deemed to be the beneficial owner of the 200,000 shares underlying such warrant pursuant to Rule 13d-3(d)(1) and, accordingly, such shares are not reported as being beneficially owned by Dr. Kelley herein.

On or about September 24, 1997, Dr. Kelley purchased for $99,000, 18,000 Units, each consisting of one share of Common Stock and two warrants to purchase shares of Common Stock at a per share exercise price of $5.50 in the Issuer's initial public offering ("IPO"). The source of these funds was personal funds.

On March 31, 1998, the Issuer issued to Dr. Kelley a five year warrant to purchase 37,500 shares of Common Stock for $2.00 per share in consideration of issuing a commitment to loan additional funds to the Issuer as described below. Dr. Tam was also issued an identical warrant (the "March 1998 Tam Warrant").

As of March 31, 1998, the Issuer issued 70,648 shares of Common Stock to each of Dr. Tam and Dr. Kelley as payment of interest due on the Kelley Debt (as described below).

On June 4, 1998, the Issuer issued to Dr. Kelley a five year warrant to purchase 62,500 shares of Common Stock for $2.50 per share in consideration of issuing a commitment to loan additional funds to the Issuer as described below. Dr. Tam was also issued an identical warrant (the "June 1998 Tam Warrant").

On August 14, 1998, Dr. Kelley purchased in the open market 1,000 shares of Common Stock at $2-5/8 per share, 1,000 shares of Common Stock at $2-9/16 per share and 1,000 shares of Common Stock at $2-3/8 per share. The source of Dr. Kelley's funds was personal funds.

As of October 1, 1998, the Issuer issued 18,174 shares of Common Stock to each of Dr. Kelley and Dr. Tam as payment of interest due on the Kelley Debt (as described below).

On October 1, 1998, the Issuer issued to Dr. Kelley a five year warrant to purchase 16,125 shares of Common Stock at $2.50 per share and a five year warrant to purchase 30,000 shares of Common Stock at $2.00 per share as consideration for an additional loan commitment and an initial advance thereunder as described below. Dr. Tam was issued identical warrants (the "October 1998 Tam Warrants").

On March 1, 1999, the Issuer issued to Dr. Kelley five year warrants to purchase an aggregate of 37,500 shares of Common Stock at $2.00 per share as consideration for additional advances under the October 1, 1998 loan commitment as described below. Dr. Tam was issued identical warrants (the "March 1999 Tam Warrants").


The Estate has advised Dr. Kelley that on August 8, 1999, the Company and the Estate entered into an Amendment to Warrants pursuant to which the August 1997 Tam Warrant, the March 1998 Tam Warrant, the June 1998 Tam Warrant, the October 1998 Tam Warrants and the March 1999 Tam Warrants (collectively, the "Tam Warrants") cannot be exercised unless and until the Estate has provided written notice to the Company that it is terminating the Amendment to Warrants as to one or more of the Tam Warrants and 65 calendar days have elapsed from the date upon which the Estate sends such written notice to the Company. The Estate has also advised Dr. Kelley that because the Estate does not have a right to exercise the Tam Warrants and acquire the underlying shares within 60 days as a result of the Amendment to Warrants, the Estate is not deemed to be the beneficial owner of the shares underlying the Tam Warrants pursuant to Rule 13d-3(d)(1) and, accordingly, such shares are not reported as being beneficially owned by the Estate in Amendmeny No. 3 to
Schedule 13D filed by the Estate.

THE KELLEY INDEBTEDNESS

a)	The Kelley Debt

The Issuer and Dr. Kelley entered into a Convertible Loan Agreement, dated as of August 14, 1995 (the "Loan Agreement") pursuant to which Dr. Kelley agreed to loan (the "First Kelley Loan") to the Issuer up to a maximum of $1,460,000 plus $43,800 as a commitment fee thereunder (for a total of $1,503,800) to finance certain working capital requirements of the Issuer.

On or about September 15, 1995, Dr. Kelley and Dr. Tam, each as to an undivided 50% tenant in common interest purchased notes issued by the Issuer from unrelated third parties (the "Notes") for the amount of principal and interest due thereon in the amount of $2,412,631. Pursuant to an Amended and Restated Convertible Loan Agreement, dated April 18, 1996 between the Issuer and Dr. Kelley (the "New Kelley Loan Agreement"), the Issuer, Dr. Kelley and, pursuant to the Participation and Intercreditor Agreement (as discussed below), Dr. Tam agreed (i) to increase the credit available under the First Kelley Loan Agreement, and (ii) to consolidate the obligations under the Notes and the First Kelley Loan into one loan (the "New Kelley Loan") evidenced by a convertible promissory note (the "New Kelley Note"). Under the New Kelley Loan Agreement, the terms of which superseded in its entirety the First Kelley Loan Agreement, the New Kelley Note was in the principal amount of $5,750,800.

Pursuant to the Participation and Intercreditor Agreement dated April 18, 1996, between Dr. Kelley and Dr. Tam ("Participation and Intercreditor Agreement"), Dr. Tam agreed to become a participant under the New Kelley Loan Agreement. Under the Participation and Intercreditor Agreement, Dr. Kelley and Dr. Tam agreed to each loan 50% of all loan proceeds, on the terms set forth in the New Kelley Loan Agreement and receive 50% of the repayments and benefits thereof, including any warrants issued in connection or shares received upon conversion of the New Kelley Note.


Subsequent to April 1996, Dr. Kelley and Dr. Tam advanced in equal amounts an additional $500,000 to the Issuer as additional loans secured by deeds of trust. In August 1997, the New Kelley Loan and the subsequent advances as of that date (collectively, the "Kelley Debt") were restructured. The
Kelley Debt was extended and was payable over an approximate two-year period ending August 15, 1999 and the convertibility of the New Kelley Note was eliminated. The New Kelley Loan is secured by a first deed of trust and the Issuer's assets and the later advances by several subordinate deeds of trust on the Issuer's property in Mesquite, Nevada. All of the Kelley deeds of trust have been subordinated to the construction deed of trust in favor of First Credit Bank. The extended Kelley Debt accrued interest at the greater of the prime rate of interest plus three percent or 11%, and was payable on a monthly basis, interest only, until August 15, 1999, at which time all principal and accrued interest was due and payable. The Kelley Debt not been paid, is in default and is accruing interest at a default rate.
The Issuer had the option (which it has exercised) to make interest payments on the Kelley Debt (in equal amounts to Drs. Kelley and Tam) in the form of shares of Common Stock (to be valued at the average closing price of the Common Stock on the NASDAQ SmallCap Market for the five (5) business days preceding the interest payment date) or cash subject to the following restrictions: (a) only up to a cumulative $525,000 in interest could be paid through the issuance of shares of Common Stock; and (b) the Issuer was required to pay interest in cash and not in Common Stock to the extent the Issuer determines that it has sufficient positive cash flow from operations in excess of its working capital needs. Interest from September 24, 1997 through March 15, 1998 in the amount of $405,750.46 was paid in the form of 70,648 shares of Common Stock issued to each of Drs. Tam and Kelley on March 31, 1998. Interest from March 16, 1998 to May 15, 1998, in the amount of $119,249.54 was paid in the form of 18,174 shares of Common Stock issued to each of Drs. Kelley and Tam as of October 1, 1998.

The Kelley Debt which is owed equally to Drs. Kelley and Tam can be summarized as follows: (i) $5,750,800 in principal amount secured by a deed of trust on the Issuer's real property and its other assets; (ii) $300,000 in principal amount secured by a deed of trust on the Issuer's real property;
(iii) $250,000 in principal amount secured by a deed of trust on the Issuer's real property; (iv) $25,000 in principal amount secured by a deed of trust on the Issuer's real property; and (v) costs, legal fees and accrued interest due under such loans. All accrued and unpaid interest on the Kelley Debt as of the closing of the Issuer's September 1997 initial public offering in the amount of $959,812 was added to principal.

b)	The New Loan

On March 31, 1998, Drs. Kelley and Tam executed a financing commitment to lend to the Issuer up to $1,000,000 on the terms set forth therein. The loan was to bear interest at the greater of Bank of Hawaii prime rate of interest plus 3% per annum or 12% per annum with a $10,000 commitment fee.
The loan was to be secured by a deed of trust encumbering the Issuer's property in Mesquite, Nevada and governed by the terms of the New Kelley
Loan Agreement. Advances could have been obtained for current working capital purposes upon 20 days advance notice no sooner than June 1, 1998 and no later than March 26, 1999. A condition to any advance was that the Issuer shall possess all gaming licenses required to fully operate the Mesquite Star
Hotel and Casino. The loan would be due and payable one year from the initial draw date. As consideration for the loan commitment, Drs. Kelley and Tam were issued warrants in the amount of 37,500 shares each to purchase shares of Common Stock at an exercise price of $2.00 per share. In addition, for each $100,000 principal amount advanced under the loan, Drs. Kelley and Tam are to receive an additional 7,500 warrants each to purchase shares of Common Stock at a purchase price of $2.00 per share. All warrants are immediately exercisable for a term of five years and include a cashless exercise feature. The warrants are subject to certain registration rights.


On June 2, 1998, Drs. Kelley and Tam executed a second financing commitment to lend the Issuer up to $1,000,000. As consideration, the Issuer granted warrants to purchase 62,500 shares of Common Stock at an exercise price of $2.50 per share to each of Drs. Kelley and Tam. The loan was to bear interest at the greater of either the Bank of Hawaii prime rate of interest plus 3% per annum, or 12% per annum. The loan was to be secured by a deed of trust encumbering the Mesquite Hotel and Casino. The agreement called for a reduction of the commitment by the net sum received by the Issuer from the sale of shares of Common Stock pursuant to its June 1998 private placement, which was approximately $600,000.

On September 30, 1998 a letter of commitment ('New Loan") was entered into with Drs. Kelley and Tam replacing the March 31, 1998 and June 12, 1998 commitments, which were never drawn upon. The New Loan is for up to $1,000,000 with interest at 12% and defers payment of accrued interest of $215,000 on the Kelley Debt until the New Loan was due in, August 1999.
The deferred interest accrued interest at 12% per annum. The New Loan has not been paid, is in default and is accruing default interest. As consideration for the commitment and the initial advance on October 1, 1998, the Issuer granted 16,125 warrants to purchase Common Stock at a purchase price of $2.50 per share and 30,000 warrants to purchase Common Stock at a purchase price of $2.00 per share to each of Drs. Kelley and Tam. For each additional $100,000 advance, the lenders will be entitled to receive 15,000 warrants to purchase Common Stock at $2.00 per share. An initial advance of $400,000 was made on October 1, 1998 and was net of a commitment fee of $10,000 and legal fees of $7,500. In consideration for advances of $300,000 and $200,000 on December 3, 1998 and January 15, 1999, respectively, on March
1, 1999, the Issuer granted warrants to purchase 22,500 and 15,000 shares of Common Stock, respectively, at a purchase price of $2.00 per share, to each of Drs. Kelley and Tam.

ITEM 4.    PURPOSE OF TRANSACTION.

Dr. Kelley purchased all the shares of Common Stock solely for investment purposes. Dr. Kelley currently has no present plans or proposals with respect to the matters set forth in subsections (a) through (j) of Item 4, provided that, Dr. Kelley may from time to time seek to acquire or dispose of shares of Common Stock in market transactions or transactions negotiated with other persons, at prices and/or other terms acceptable to him.

ITEM 5.    INTEREST IN SECURITIES OF ISSUER.

(a) and (b) Based on the number of shares of Common Stock outstanding on July 31, 1999 as advised by the Issuer's transfer agent which was 4,133,687, the following are the interests of the Reporting Person in securities of the Issuer:

(1) Dr. Kelley beneficially owns 389,507 shares of Common Stock, equal to 9.4%, including 169,882 shares of Common Stock owned directly, warrants to purchase, 36,000, 37,500, 62,500, 16,125 and 67,500 shares of Common Stock at per share exercise prices of $5.50, $2.00, $2.50, $2.50 and $2.00 respectively. Dr. Kelley has the sole power to vote or direct the vote and to dispose or to direct the disposition, of all these shares. Dr.
Kelley also owns a warrant to purchase 200,000 shares of Common Stock at a per share exercise price of $2.75, which is exercisable only upon sixty-five days notice to the Company and is therefore not deemed to be beneficially owned by Dr. Kelley pursuant to rule 13d-3(d)(1).


Dr. Kelley has been advised by the Estate that it beneficially owns 160,373 shares of Common Stock equal to 3.88%, representing shares of Common Stock owned directly and that the Executor has the sole power to vote or direct the vote and to dispose or to direct the disposition of all the shares beneficially owned by the Estate. Dr. Kelley has been advised by the Estate that as of the date of Amendment No. 3 to its Schedule 13D, the Estate is not subject to the reporting requirements of Section 13(d) of the Exchange Act and does not intend to make further filings thereunder unless and until such time as the Estate again becomes the beneficial owner of more than 5% of the Issuer's outstanding Common Stock. Although the interests of the Estate are noted for completeness, pursuant to Rule 13d-4, Dr. Kelley expressly declares that the filing of this statement shall not be construed as an admission that Dr. Kelley is, for the purposes of Section 13(d) or 13(g) of the Act, a member of a group with the Estate or the beneficial owner of any securities held by the Estate.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

(a) Convertible Loan Agreement, dated as of August 14, 1995, between the Issuer and Richard R. Kelley (filed as Exhibit 10.51 to Amendment No. 2 to Registration Statement No. 333-518-LA and incorporated herein by reference).

(b) Amended and Restated Convertible Loan Agreement, dated April 18, 1996, between the Issuer and Dr. Kelley and all amendments thereto (filed as Exhibit 10.78 to Amendment No. 2 to Registration Statement No. 333-518-LA and incorporated herein by reference).

(c) Participation and Intercreditor Agreement dated April 18, 1996 between Drs. Kelley and Tam (filed as Exhibit 10.53 to Amendment No. 2 to Registration Statement No. 333-518-LA and incorporated herein by reference).

(d) Financing commitment issued by Drs. Kelley and Tam to the Issuer on March 31, 1998 (filed as Exhibit (d) to Schedule 13D filed by Richard Tam, Valley Star, LLC and Interworld Group, LLC on April 10, 1998 and incorporated herein by reference).

(e) Loan Agreement dated September 30, 1998 between the Issuer and Drs. Kelley and Tam (filed as Exhibit 10.32 to the Issuer's Report on Form 10-KSB for the transition period ended June 30, 1998, filed October 14, 1998 and incorporated herein by reference.)

 [Balance of Page Intentionally Left Blank]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 18, 1999                 /s/ Richard R. Kelley
                                          Richard R. Kelley



KELLEY 13-D


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KELLEY 13-D